                                                     Filed by CIENA Corporation.
                                                            pursuant to Rule 425
                                                under the Securities Act of 1933
                                                   Commission File No. 333-53146
                                            Subject Company: Cyras Systems, Inc.

The following is the text of slides being presented in investor meetings

SLIDE:

               CIENA Acquires
               Cyras Systems, Inc.

               January 3-5, 2001


SLIDE:

               This presentation may contain forward-looking statements. Such statements should be viewed in the context of the risk factors articulated in CIENA's most recent SEC filings.


SLIDE:

               CIENA Strategy

               - Provide service providers with next-generation intelligent optical networking solutions that simplify carrier networks, thereby
                  -  Lowering service provider capital and operating costs
                  -  Accelerating new service revenues
                  -  Enabling network scalability and flexibility
               -  Pragmatic focus on the best economic solutions
               - Deliver on rapid time-to-market with robust carrier-class reliability
               - Become a strategic next-generation vendor for our service provider customers


SLIDE:

               Transaction Details

               -  27 million shares
               - Value of $2.6 billion based on closing price of CIEN on December 18, 2000
               -  $150 million convertible debt assumed by CIENA
               - Purchase transaction expected close during first calendar quarter 2001
               -  Accretive in 2002


SLIDE:

               Cyras Details

               -  Headquartered in Fremont, CA
               -  284 employees
               -  Founded in July 1998
               -  Founders:
                 -  Alnoor Shivji, President & CEO
                 - Rafat Pirzada, Executive VP Corporate Development and Chief Strategy Officer
                 -  Sunil Tomar, Vice President, Engineering
                 - Shekhar Mandal, Vice President, Finance & Administration and Chief Financial Officer
               - $70 million in equity funding from Menlo Ventures, NEA, Worldview, Draper Fisher Jurvetson, El Dorado Ventures, Mustang Ventures, and ViVentures
               -  $150 million in 4 1/2% convertible subordinated debt financing


SLIDE:

               -  Increases CIENA's already significant market opportunity


SLIDE:

               New Addressable Market Opportunity

               Graph showing the North American Optical Transport Forecast:

                              Dollars in Billions

--------------------- ------------------ ------------------ ------------------ ------------------
Year                  Metro WDM          Metro SONET        Metro DCS          Total
--------------------- ------------------ ------------------ ------------------ ------------------

1999                  $0.1               $3.2               $1.3               $4.6
--------------------- ------------------ ------------------ ------------------ ------------------
2000                  0.6                4.6                2.4                7.6
--------------------- ------------------ ------------------ ------------------ ------------------
2001                  0.9                5.1                2.6                8.6
--------------------- ------------------ ------------------ ------------------ ------------------
2002                  1.3                5.7                2.7                9.7
--------------------- ------------------ ------------------ ------------------ ------------------
2003                  1.8                6.1                2.7                10.6
--------------------- ------------------ ------------------ ------------------ ------------------
2004                  2.3                6.3                2.8                11.4
--------------------- ------------------ ------------------ ------------------ ------------------


SLIDE:

               Deal Highlights

               -  Increases CIENA's already significant market opportunity
               -  Combination leverages Cyras' leading-edge product and CIENA's:
                 -  Strong CoreDirector(TM) and optical transport presence
                 -  Extensive sales force
                 - Global service and support infrastructure o Growing customer base and strategic relationships


SLIDE:

               CIENA Customer Diversification

               Graph showing CIENA customers in the quarter and total customers

--------------------------------- ------------------------------- -------------------------------
Quarter                           Customers in Quarter            Total Customers
--------------------------------- ------------------------------- -------------------------------
Q1 '99                            13                              18
--------------------------------- ------------------------------- -------------------------------
Q2 '99                            14                              19
--------------------------------- ------------------------------- -------------------------------
Q3 '99                            18                              22
--------------------------------- ------------------------------- -------------------------------
Q4 '99                            23                              29
--------------------------------- ------------------------------- -------------------------------
Q1 '00                            25                              34
--------------------------------- ------------------------------- -------------------------------
Q2 '00                            22                              35
--------------------------------- ------------------------------- -------------------------------
Q3 '00                            22                              37
--------------------------------- ------------------------------- -------------------------------
Q4 '00                            27                              42
--------------------------------- ------------------------------- -------------------------------


SLIDE:

               CIENA's Announced Customers

               United States:

               -  Alltel
               -  BellSouth

               -  Broadwing (IXC)
               -  Cable & Wireless USA
               -  Digital Teleport
               -  Enron
               -  Genuity
               -  Intermedia
               -  PSINet
               -  Qwest
               -  RCN
               -  Sprint
               -  Verizon
               -  Williams*
               -  WorldCom
               -  XO Communications

    *Announced CoreDirector trial customer

     International:

               -  Cable & Wireless (UK)
               -  Completel (France)
               -  Crosswave (Japan)
               -  DDI (Japan)
               -  Dynegy (Austria)
               -  ESAT (Ireland)
               -  Fibernet (UK)
               -  Global Crossing/Racal (UK)
               -  GTS (UK)
               -  Hansenet (Germany)
               -  Interoute (UK)
               -  Japan Telecom (Japan)
               -  KDD/Teleway (Japan)
               -  Korea Telecom (Korea)
               -  MobilCom AG (Germany)
               -  Protel (Mexico)
               -  Telecom Developpment (France)
               -  Telia (Sweden)
               -  WorldCom


SLIDE:

               Why Cyras?

               -  Complementary product architecture and technology

               - Seamless extension of LightWorks Architecture across the network


SLIDE:

               CoreDirector Portfolio

               Addition of K2 to CoreDirector family of intelligent optical switches enables end-to-end service creation and management with unmatched scalability, agility and efficiency

               Synergistic technologies supporting seamless, end-to-end LightWorks Architecture

               Fully harmonized network and service management intelligence across the network

--------------------------------- ------------------------------- -------------------------------
CoreDirector (TM)                 CoreDirector CI (TM)            K2
--------------------------------- ------------------------------- -------------------------------
-       640 Gbps/bay, up to 38    -       160 Gbps (320/bay)      -       80 Gbps (240/bay)
        Tbps                      -       OC-3 to OC-768          -       DS-1, DS-3, OC-3 to
-       OC-3 to OC-768            -       STS-n granularity               OC-192
-       Fiber*, band*,                                            -       STS-n granularity
        wavelength, STS-n
        granularity
--------------------------------- ------------------------------- -------------------------------

*Integrated intelligent optical switch configuration


SLIDE:

               Legacy Metro Network

               Diagram showing complicated structure of legacy metropolitan edge/access networks for voice and data transmission


SLIDE:

               CIENA LightWorks Network

               Diagram showing the simplified structure of edge/access networks using CIENA and Cyras equipment

SLIDE:

               Metropolitan Application

               Diagram showing the simplified structure of a metropolitan network using CIENA and Cyras equipment


SLIDE:

               Product Synergy

               - Extend LightWorks OS and LightWorks Services to the edge of the network
                  - Smart Bandwidth provisioning
                  - Data-centric networking
               -  Adds high-density interfaces to CoreDirector family
                  - DS-3
                  - OC-3/12
                  - GbE
               - Integrates into ON-Center for seamless network-wide service management and bandwidth provisioning



SLIDE:

               Why Cyras?

               -  Complementary product architecture and technology
                  - Seamless extension of LightWorks Architecture across the network
               -  Strong engineering team
               -  Carrier-class platform
                  -  NEBS compliant and tested
                  -  Osmine in-process

SLIDE:

               Distinctive Product Position

               -  Robust Carrier-Class Platform
                  -  NEBS Level 3 certified; OSMINE well underway
                     -  Enables sales to RBOCs and ILECs
                     -  Allows co-location

               -  Focused on carrier, not enterprise requirements . . .
                    -  Scalability
                         -  10G trunk interfaces
                         -  480 Gbps backplane capacity
                    - Seamless integration with core switching and optical transport
               -  IP Convergence through G-MPLS Control plane
                    - Most layer 3 functions reside in core routers or enterprise routers
                    -  Interface between worlds is via GMPLS
                    - Carriers still separate IP routing and traffic aggregation/transport
                    -  Enterprise IT managers prefer to control edge routers
                    - Enables smooth evolution to next-generation architectures while fully leveraging installed assets


SLIDE:

               Product Overview

               -  Next Next-Generation metropolitan switching platform
                    - Industry leading, fully non-blocking ASICs-based cross-connect matrix -- highest capacity
                    - Supports full TSI and TSA (arbitrary switching): a) tributary to tributary, b) tributary to ring, c) ring to ring
                    - 768 X 768 STS-1/STS-n granularity -- like CoreDirector and CI
                    - Same platform supports multiple rates with industry leading port density: DS1, DS3, OC-3, OC-12, OC-48, OC-192
                    - Supports arbitrary concatenations -- like CoreDirector and CI
               -  Data-Optimized optical platform
                    - Same platform supports TDM, ATM, and Ethernet simultaneously
                    -  ATM switch card (5Gb/s)
                    -  4 port Gigabit Ethernet switching card
                    -  16 port 10/100 Ethernet card


SLIDE:

               Product Overview

               -  Integrated DWDM Support
                  -  ITU Optics

                  -  Passive OADMs (Optical Add/Drop Multiplexing)
                  -  Scalable up to 40 wavelengths
               -  Dense Architecture: 12 Universal Service Slots
                  -  Any card, any slot
                  - Any service, any port software configurable (for OC-3 and OC-12)
                  -  8 slots each support up to STS-48 bandwidth
                  - 4 slots each support up to STS-96 bandwidth (used for OC-192)
                  -  Multi-ring hubbing supported
                  -  Three shelves supported in single 7 foot rack
               -  Topologies and Protection Schemes Supported
                  -  Linear, ring, mesh
                  -  Standards-based BLSR, UPSR, APS


SLIDE:

               Why Cyras?

               -  Complementary product architecture and technology
               -  Strong engineering team
               -  Carrier-class platform
                    -  NEBS compliant and tested
                    -  Osmine in-process
               -  Geographic proximity to CIENA's Cupertino, CA facility

SLIDE:

               CIENA in the U.S.

               Diagram showing CIENA's locations in the United States, including:

                      Cupertino, CA - 116,000 sq. ft.

                      Atlanta, GA - 75,000 sq. ft.

                      Marlborough, MA - 43,000 sq. ft.

                      Linthicum, MD - Headquarters: 87,000 sq. ft.
                                      R&D: 121,000 sq. ft.
                                      Manufacturing: 300,000 sq. ft.


SLIDE:

               Expanding Product Breadth

               Chart showing CIENA's product offerings:

1. ON-Center Network and Service Management

               Transport:                          Switching
                      2. CoreStream                       6. CoreDirector
                      3. Sentry 4000                      7. CoreDirector CI
                      4. Metro                            8. K2
                      5. Metro One



SLIDE:

               CIENA Revenue

               Graph showing CIENA revenue on a quarterly basis:

               Q1 '99        $100.4 million
               Q2 '99        $111.5 million
               Q3 '99        $128.8 million
               Q4 '99        $141.4 million
               Q1 '00        $152 million; 8% growth over prior quarter
               Q2 '00        $185.7 million; 22% growth over prior quarter
               Q3 '00        $233.3 million; 26% growth over prior quarter
               Q4 '00        $287.6 million; 23% growth over prior quarter

               Consensus Expectations:

               Q1 '01        $321.5 million
               Q2 '01        $360. million


SLIDE:

               Global Intelligent Optical Networking Market

               Service providers are shifting investments from legacy technologies to next-generation intelligent optical architectures

               Graph showing estimated growth in Optical IP, Next-Gen ADM, Multi-Svc w/DWDM, Metro DWDM, Optical Switches and Open LH DWDM markets from 1999 to 2004; source: RHK; Pioneer; CIENA analysis


SLIDE:

               Competitive Landscape

               Chart showing products and services offered by competitors:

--------------- --------------------------------- ----------------------------------- -----------
                       Optical Transport                      Switching               Network
                                                                                      Mgmnt
--------------- --------------------------------- ----------------------------------- -----------
                Ultra-     Long-haul  Metro       Core        Core        Metro/
                long haul                         O-E-O       Optical     Edge
--------------- ---------- ---------- ----------- ----------- ----------- ----------- -----------
CIENA           YES        YES        YES         YES         in process  YES         YES
--------------- ---------- ---------- ----------- ----------- ----------- ----------- -----------
Nortel          YES        YES        YES         in process  in process  NO          YES
--------------- ---------- ---------- ----------- ----------- ----------- ----------- -----------
Lucent          NO         YES        YES         NO          in process  in process  NO
--------------- ---------- ---------- ----------- ----------- ----------- ----------- -----------
                in
Sycamore        process    YES        in process  YES         in process  YES         YES
--------------- ---------- ---------- ----------- ----------- ----------- ----------- -----------
Cisco           NO         YES        YES         in process  NO          YES         NO
--------------- ---------- ---------- ----------- ----------- ----------- ----------- -----------
                in
Alcatel         process    YES        in process  in process  in process  NO          NO
--------------- ---------- ---------- ----------- ----------- ----------- ----------- -----------
ONI             NO         NO         YES         NO          NO          NO          NO
--------------- ---------- ---------- ----------- ----------- ----------- ----------- -----------
Corvis          YES        NO         NO          in process  in process  NO          NO
--------------- ---------- ---------- ----------- ----------- ----------- ----------- -----------
Tellium         NO         NO         NO          YES         in process  NO          NO
--------------- ---------- ---------- ----------- ----------- ----------- ----------- -----------
Redback         NO         NO         NO          NO          NO          YES         NO
--------------- ---------- ---------- ----------- ----------- ----------- ----------- -----------

NOTE TO INVESTORS

This press release contains certain forward-looking statements based on current expectations, forecasts and assumptions of the Company that involve risks and uncertainties. Forward-looking statements in this release, including, but not limited to CIENA's intent to account for the transaction as a purchase and its expectation that the transaction to qualify as a tax-free reorganization, CIENA's expectation that on a pro forma basis the transaction will become accretive during the latter half of the Company's fiscal year 2002, assuming expected revenue and cost synergies, as well as anticipated product pricing, CIENA's expectation that this transaction to be dilutive to expected 2001 earnings per share by $0.19 to $0.22, CIENA's expectation that this transaction will close in the first calendar quarter of 2001, CIENA belief that it will be able to enhance its strategic position as a pure-play next generation equipment provider and expand its addressable market opportunities in the high-growth metropolitan area markets, that ability of the K2(TM) -- Trans-Metro Optical
(TMO) platform to provide CIENA with comprehensive, synergistic, end-to-end capabilities for the creation and management of customized services with unmatched scalability, agility and efficiency, the ability of K2 to deliver advanced provisioning and transport functions to service provider's existing metropolitan networks enabling carriers to adapt to rapidly changing, demanding and complex mixed-traffic environments, the ability of the K2 product to incorporate the functionality of digital cross-connects, SONET Add/Drop Multiplexers, ATM service access multiplexers and switches, Frame Relay access switches, DSLAMs, DWDM wavelength adapters and MPLS switches in a single network element and to realize an immediate 10 to 40-fold increase in price/bandwidth efficiencies over current legacy network solutions and the expected commercial availability of K2 in the first half of calendar 2001 are based on information available to the Company as of the date hereof. The Company's actual results could differ materially from those stated or implied in such forward-looking statements, due to risks and uncertainties associated with the Company's business, which include the risk factors disclosed in the Company's Report on Form 10K filed with the Securities and Exchange Commission on December 7, 2000. Forward looking statements include statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future and can be identified by forward looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. The Company assumes no obligation to update the information included in this press release, whether as a result of new information, future events or otherwise.

               CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Cyras stockholders. Cyras, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Cyras stockholders.

               INVESTORS ARE URGED TO READ THE PROXY STATEMENT - PROSPECTUS RELATING TO THE FOREGOING TRANSACTION FILED WITH THE SEC BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE PROXY STATEMENT - PROSPECTUS AND OTHER DOCUMENTS FILED BY CIENA WITH THE SEC MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA. REQUESTS TO CIENA MAY BE DIRECTED TO 1201 WINTERSON ROAD, LINTHICUM, MD. 21090, ATTENTION: INVESTOR RELATIONS.